May 4, 2016

VIA EDGAR CORRESPONDENCE

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Request for Acceleration of Pre-Effective Amendment No. 3 to Midas Series Trust's Registration Statement on Form N-14 (File No. 333-209306)

Dear Ms. O'Neal-Johnson:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of Midas Series Trust (the "Trust"), hereby requests acceleration of the effectiveness of Pre-Effective Amendment No. 3 to the Trust's Registration Statement on Form N-14 to 12:00 p.m., Washington, D.C. time, on May 5, 2016, or as soon thereafter as is practicable.
In requesting acceleration as described above, the undersigned, on behalf of the Trust, acknowledges the following:

1.
Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We ask that you please contact the Trust's outside counsel, Pamela M. Krill, at (608) 284-2226, to inform her as soon as possible after the above-referenced Registration Statement has been declared effective.

Sincerely,

MIDAS SERIES TRUST

/s/ John F. Ramírez
General Counsel

MIDAS SECURITIES GROUP, INC., principal underwriter for the Trust

/s/ John F. Ramírez
Vice President

cc:                Thomas Winmill
Midas Management Corporation

Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.